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                               October 26, 2021

       Richard F. Lark, Jr.
       Chief Financial Officer
       Gol Intelligent Airlines Inc.
       Pra  a Comandante Linneu Gomes, S/N, Portaria 3
       Jardim Aeroporto
       04626-020 S  o Paulo, S  o Paulo
       Federative Republic of Brazil

                                                        Re: Gol Intelligent
Airlines Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2020
                                                            Response dated
October 13, 2021
                                                            File No. 001-32221

       Dear Mr. Lark, Jr. :

               We have reviewed your October 13, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 15, 2021 letter.

       Form 20-F for the fiscal year ended December 31, 2020

       Item 3. Key Information
       A. Selected Financial Data
       Reconciliation and Calculation of Certain Non-GAAP Measures, page 6

   1. We note your response to prior comment 1. Considering the nature and descriptions of items included in the
calculation of EBITDA you provided in the response, and based on the inclusion of the
exchange rate variation, gain (loss) on derivatives, derivative losses -
                                                        capped call, gains
(losses) from financial investments, inflation indexation and unrealized gains (losses) -
conversion right - ESN, it appears your calculation of EBITDA includes adjustments to earnings
for items other than interest, taxes, depreciation and amortization.
 Richard F. Lark, Jr.
Gol Intelligent Airlines Inc.
October 26, 2021
Page 2
         Accordingly, please modify the title of this measure or revise this measure. Please refer to
         Question 103.01 of the Division's Non-GAAP Compliance and Disclosure Interpretations.

      You may contact Myra Moosariparambil at (202) 551-3796 or Raj Rajan at
(202) 551-
3388 with any questions.



FirstName LastNameRichard F. Lark, Jr.                         Sincerely,
Comapany NameGol Intelligent Airlines Inc.
                                                               Division of
Corporation Finance
October 26, 2021 Page 2                                        Office of Energy
& Transportation
FirstName LastName